

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 24, 2010

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re:** **UTStarcom, Inc.**
> **Annual Report on Form 10-K for year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-29661**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 17

We depend on a third party contract manufacturer . . ., page 24

1.   Please identify the third party manufacturer and briefly describe the terms of your relationship.

We depend on some sole source and key suppliers . . ., page 24

2.   Please identify any particular sole source or key supplier that is individually material to your business and explain the components or materials obtained from such person.

China's entry into the World Trade Organization . . ., page 34

3.   We note your references to foreign equity limits for basic telecom services enterprises and value-added telecom services enterprises. Please explain why your businesses in China are not subject to these equity limits and whether these limits impose any restrictions on your business activities in China. Also explain whether these or any similar regulations have had in the past, or could have in the future, any impact on your ability to obtain the network access licenses referenced on page 33.

We currently do not have a license to engage in the IPTV operator service business in China . . ., page 38

4.   Please disclose whether you need any licenses or permissions to provide the technical service and equipment that you offer to licensed IPTV operators.

Recent PRC regulations relating to offshore investment activities by PRC residents . . ., page 39

5.   We note that you cannot provide any assurances that all of your shareholders who are PRC residents will make or obtain applicable registrations or approvals required by SAFE regulations. Disclose whether you have any knowledge of non-compliance with these SAFE regulations. In addition, disclose whether you and your PRC employees have complied with SAFE regulations with respect to stock option grants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 72

Inventories and Deferred Costs, page 75

6.   In your disclosure you discuss the reclassification of finished goods at customer sites to deferred costs upon the completion of a significant customer contract. You also mention in other sections of your filing that deferred costs relate to products shipped to customers where the rights and obligations of ownership have passed to the customer, but the revenue has not been recognized. Please expand your disclosure to explain why revenue related to these deferred costs has not yet

been recognized (i.e., why your deferred revenues and costs are so significant). Include a description of the acceptance terms for your products and/or services. Do they generally include prolonged acceptance periods; to allow for an onsite testing, for instance?

Liquidity, page 76

7.   We note that your China subsidiaries have paid dividends to you in each of the last three years. However, we also note that you have a large accumulated deficit on a consolidated basis. Please explain whether the PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with Chinese accounting standards have limited the amount of dividends that can be paid by your Chinese subsidiaries in the past and whether you expect limitations in the future. Please include quantitative disclosure to the extent practicable.

8.   We note that management believes that both your China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs during the next 12 months. Please provide an assessment of the company's plans and ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. This disclosure should address the extent to which management anticipates that you will be able to continue to satisfy these long-term needs internally (e.g. through improved operating results, divestitures and/or additional cost reductions) and whether or not external funds might be required. Identify the most material uncertainties that could impact this assessment.

Note 3 – Divestitures, page 106

9.   The nature/substance of what was actually sold in the PCD and MSBU transactions is unclear, since it appears that the company contracted with the buyers in the transactions after the sale to supply/manufacture each unit's products. With a view towards clarifying disclosure, please explain to us in detail what portions of these entities were retained.

UTStarcom Personal Communications LLC (PCD), page 106

10.   We note that you completed the sale of PCD to PCD LLC on July 1, 2008, retaining a 2.6% interest in PCD LLC and a three-year supply agreement for which you gave PCD LLC 180-day's notice of termination in December 2008. It is unclear why you believe that the sale of PCD did not meet the criteria for presentation as a discontinued operation since your investment doesn't appear sufficiently significant to provide you with significant influence, and you gave notice of termination for the supply agreement shortly after, and began the wind-

down of your Korea operations whose principal activity, you explain on the bottom of page 8, was supplying handsets to PCD LLC. Please provide us with your detailed analysis of the criteria in ASC 205-20-45-1 in support of your accounting, or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
         Assistant Director